Del Monte Pacific Limited
c/o 78 Shenton Way #26-01, Singapore 079120
Telephone No: (65) 6324 6822 Facsimile No : (65) 6221 9477

04030569

19 May 2004

By Courier

SEC No. 82-5068

RECEIVED
2004 JUN -3 A 9:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Avenue, N.W.
Washington, DC 20549

Re: *Del Monte Pacific Limited*
Submission Pursuant to Rule 12g 3-2 (b)
Under the Securities Exchange Act of 1934

Gentlemen:

We are submitting the following information on behalf of Del Monte Pacific Limited in order for it to continue to maintain current information for its qualification to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers to Rule 12g3-2 (b) under the Exchange Act.

We respectfully request that this submission be duly recorded. If you have any question regarding this filing, or require additional information, please contact the undersigned at the following numbers:

Trunk Line	:	(+632) 8107501
Direct Line	:	(+632) 8481660
Fax No.	:	(+632) 8480308
E-mail	:	deguzmanrb@delmonte-phil.com
		ginnydg@info.com.ph

SUPPL

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us by mail.

PROCESSED
JUN 04 2004
THOMSON FINANCIAL

Thank you.

Yours sincerely,

REGINA SIMONA B. DE GUZMAN
Assistant Secretary

dlw 6/3

cc: Ms. Kelly Gaston
Asia Client Services
The Bank of New York
Depositary Receipts
101 Barclay St., 22nd Floor West
New York, NY 10286

SEC. NO. 82-5068

MASNET No. 5 OF 19.03.2004
Announcement No. 5

DEL MONTE PACIFIC LIMITED

DEL MONTE PACIFIC ADDED TO FTSE ASIA-PACIFIC INDEX

Del Monte Pacific Limited is pleased to be added to the FTSE Asia Pacific ex-Japan Regional Index. The London-based FTSE Group announced this inclusion yesterday, along with 22 other Singapore stocks, bringing to 88 the total number of Singapore stocks in the index.

This is a very positive development for Del Monte Pacific. While we have always ranked high in terms of profitability among SGX-listed companies (ranked 41 out of 321 for FY03 profits), this is the first time for us to be included in a major index. This reflects positive trends in our market capitalisation and trading volume.

Submitted by Yvonne Choo, Company Secretary on 19/03/2004 to the SGX

SEC No. 82-5068

DEL MONTE PACIFIC LIMITED

A. SGX ANNOUNCEMENTS

MASNET NO.	*ANNOUNCEMENT NO.*	*DATE*	*PARTICULARS*
8	8	06.03.2004	Cirio Announcement - Auction Process
86	86	08.03.2004	Cirio Announcement - Auction Process
5	5	19.03.2004	Del Monte Pacific Added to FTSE Asia-Pacific Index
19	19	24.03.2004	Listing and Quotation - Executives' Share Option Scheme 1999
40	40	05.04.2004	Listing and Quotation - Executives' Share Option Scheme 1999
90	93	12.04.2004	Notice of Annual General Meeting
58	166	26.04.2004	Del Monte Pacific to Announce First Quarter 2004 Results on 29 April 2004
92	94	28.04.2004	Annual General Meeting (Board Approval)
11	11	29.04.2004	Management Discussion & Analysis of Unaudited Financial Condition & Results for the First Quarter Ended 31 March 2004
16	16	29.04.2004	Del Monte Pacific 1Q 2004 Results Presentation

B. Copy of Del Monte Pacific Limited Annual Report for CY 2003

SEC. NO. 82-5068

RECEIVED
2004 JUN -3 A 9:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MASNET No. 8 OF 06.03.2004
Announcement No. 8

DEL MONTE PACIFIC LIMITED

CIRIO ANNOUNCEMENT

CIRIO ANNOUNCEMENT - AUCTION PROCESS

Following a declaration of a state of insolvency, pursuant to Section 3 of Legislative Decree no. 270 of 8 July 1999, by a decree of the Court of Rome, Italy, dated 10 October 2003, Cirio Holding S.p.A., Cirio Finanziaria S.p.A., Cirio Del Monte Italia S.p.A. and Cirio Del Monte N.V. have been subjected to an Extraordinary Administration process (the "**Cirio Extraordinary Administration Process**"). By a Decree of the Italian Ministry of Industry dated 14 October 2003, Prof. Avv. Luigi Farenga, Dott. Mario Resca and Prof. Avv. Attilio Zimatore were appointed as the commissioners of the Cirio Extraordinary Administration Process (the "**Commissioners**"). The Commissioners intend to dispose of, *inter alia*, a 39.99% shareholding (or 428,570,000 shares) in Del Monte Pacific Limited ("**DMPL**"), a company listed on the Singapore Exchange Securities Trading Limited, held (through certain intermediate companies) by Cirio Finanziaria S.p.A., by way of an auction process. It is anticipated that such auction process will be completed sometime during the second half of 2004.

Through announcements made on 28 November 2003 and on 6 and 10 February 2004 in Italian and international newspapers, interested bidders were requested to deliver expressions of interest. An information memorandum will be despatched to those who have expressed interest (provided they meet certain requirements established by the Commissioners) for their further reference in connection with appraising DMPL, its subsidiaries and their businesses. Thereafter, the interested bidders will be invited to make a non-binding preliminary offer, indicating the price range within which they may be willing to purchase the 39.99% interest in DMPL ("**Sale Shares**"). The Commissioners will shortlist the interested bidders who have submitted non-binding preliminary offers. These short-listed bidders may then be provided with further information and an opportunity to conduct limited due diligence on DMPL. The selected bidders would thereafter be required to submit a binding offer with a final price for the acquisition of the Sale Shares.

This announcement appears for information purposes only and is intended to keep shareholders of DMPL informed of the auction process being conducted as part of the Cirio Extraordinary Administration Process. It does not constitute an offer to sell any securities or a solicitation of an offer to purchase any securities nor a public offering in any jurisdiction or pursuant to any legislation.

A successful bidder who acquires 30% or more shareholdings in DMPL may incur an obligation to make a general offer for DMPL at the highest price paid by such bidder for DMPL shares in the six months prior to the purchase by such bidder of the DMPL shares.

However, shareholders should be aware that there is no assurance that the sale of the Sale Shares and consequently any general offer for DMPL will take place as the sale of the Sale Shares are at the absolute discretion of the Commissioners.

Where appropriate, further announcements to update the shareholders of DMPL will be made.

This announcement is made by the Commissioners and neither DMPL nor its board have been involved in the preparation of this announcement nor take any responsibility for its contents.

For and on behalf of
the Commissioners of the Cirio Extraordinary Administration Process

SEC. NO. 82-5068

Submitted by Yvonne Choo, Company Secretary on 06/03/2004 to the SGX

MASNET No. 86 OF 08.03.2004
Announcement No. 86

SEC. NO. 82-5068

DEL MONTE PACIFIC LIMITED

RE: CIRIO ANNOUNCEMENT - AUCTION PROCESS

The Board of Directors of Del Monte Pacific Limited ("DMPL" or "the Company") would like to clarify that the Announcement, issued on 6 March 2004 under Masnet Announcement No. 8, was undertaken by the Commissioners of the Cirio Extraordinary Administration Process for the Cirio Group, who is a shareholder of the Company. DMPL and its Board have no involvement in the Cirio auction process.

Submitted by Yvonne Choo, Company Secretary on 08/03/2004 to the SGX

SEC. NO. 82-5068

SINGAPORE EXCHANGE

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

LISTING AND QUOTATION

The following additional securities will be listed and quoted ("l&q"): -

Company Name	Additional Securities	Par Value	Arising from exercise/ conversion of	l&q date
Amtek Engineering Ltd	30,625 shares	$0.20	Employees' Share Option Scheme	25/03/2004
CapitaLand Limited	30,850 shares	$1.00	Share Option Plan	25/03/2004
Del Monte Pacific Limited	90,000 shares	US$0.01	Executives' Share Option Scheme 1999	25/03/2004
Ellipsiz Ltd	17,000 shares	$0.25	Share Option Plan	25/03/2004
Fraser And Neave, Limited	2,359 shares	$1.00	Employees' Share Option Scheme	25/03/2004
Goodpack Limited	26,000 shares	$0.01	Share Option Scheme	25/03/2004
Haw Par Corporation Limited	12,000 shares	$1.00	Employees' Share Option Scheme	25/03/2004
Jaya Holdings Limited	50,000 shares	$0.10	Employees' Share Option Scheme	25/03/2004
Keppel Land Limited	15,000 shares	$0.50	Employees' Share Option Scheme	25/03/2004
Mediaring Ltd	1,325,000 shares	$0.10	Employees' Share Option Scheme 1999	25/03/2004
Neptune Orient Lines Ltd	186,000 shares	$1.00	Share Option Plan	25/03/2004
OSIM International Ltd	84,374 shares	$0.05	Employees' Share Option Scheme	25/03/2004
SembCorp Industries Ltd	27,500 shares	$0.25	Executives' Share Option Plan	25/03/2004
SembCorp Marine Ltd	82,000 shares	$0.10	Share Option Plan	25/03/2004
Singapore Land Limited	10,500 shares	$1.00	10,500 Warrants 2005	25/03/2004
Singapore Technologies Engineering Ltd	256,038 shares	$0.10	Executives' Share Option Scheme/ Share Option Plan	25/03/2004
Singapore Telecommunications Limited	233,600 shares	$0.15	Share Option Scheme 1999	25/03/2004
The Ascott Group Limited	10,000 shares	$0.20	Share Option Plan	25/03/2004
Vicplas International Ltd	27,000 shares	$0.05	27,000 Warrants 2004	25/03/2004

Submitted by Benjamin Toh, Vice President & Head, Market Control on 24/03/2004 to the SGX

MASNET No. 40 OF 05.04.2004
Announcement No. 40

SEC. NO. 82-5068

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

LISTING AND QUOTATION

The following additional securities will be listed and quoted ("l&q"): -

Company Name	Additional Securities	Par Value	Arising from exercise/ conversion of	l&q date
CapitaLand Limited	22,245 shares	$1.00	Share Option Plan	06/04/2004
Creative Technology Ltd	27,205 shares	$0.25	Share Option Scheme 1999	06/04/2004
CSE Global Limited	340,000 shares	$0.05	Executives' Share Option Scheme	06/04/2004
DBS Group Holdings Ltd	34,000 shares	$1.00	Employees' Share Option Scheme	06/04/2004
Del Monte Pacific Limited	60,000 shares	US$0.01	Executives Stock Option Plan 1999	06/04/2004
Food Empire Holdings Limited	110,000 shares	$0.05	Share Option Scheme	06/04/2004
Hyflux Ltd	62,000 shares	$0.05	Employees' Share Option Scheme	06/04/2004
Keppel Corporation Limited	15,000 shares	$0.50	Employees' Share Option Scheme	06/04/2004
Raffles Medical Group Limited	3,000 shares	$0.10	Share Option Scheme 2000	06/04/2004
SembCorp Industries Ltd	27,375 shares	$0.25	Executives' Share Option Plan	06/04/2004
SembCorp Logistics Ltd	2,000 shares	$0.25	Employees' Share Option Plan	06/04/2004
Singapore Exchange Limited	678,000 shares	$0.01	Employees' Share Option Scheme	06/04/2004
Singapore Food Industries Limited	178,500 shares	$0.05	Share Option Plan	06/04/2004
Singapore Press Holdings Limited	8,200 shares	$1.00	Share Option Scheme 1999	06/04/2004
Singapore Telecommunications Limited	295,700 shares	$0.15	Share Option Scheme 1999	06/04/2004

Submitted by Benjamin Toh, Vice President & Head, Market Control on 05/04/2004 to the SGX

SEC. NO. 82-5068

MASNET No. 90 OF 12.04.2004
Announcement No. 93

DEL MONTE PACIFIC LIMITED

NOTICE OF ANNUAL GENERAL MEETING

NoticeofAGM.pdf

Submitted by Yvonne Choo, Secretary on 12/04/2004 to the SGX

SEC. NO. 82-5068

DEL MONTE PACIFIC LIMITED

(Incorporated in the British Virgin Islands with limited liability on 27 May 1999)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of **Del Monte Pacific Limited** ("the Company") will be held at Meeting Room 1, Basement 1, M Hotel Singapore, 81 Anson Road, Singapore 079908 on Wednesday, 28 April 2004 at 2:00 p.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and the Audited Accounts of the Company for the year ended 31 December 2003 together with the Auditors' Report thereon.

   (Resolution 1)

2. To re-elect the following Directors retiring pursuant to Articles 88 and 92 of the Company's Articles of Association:

Mr Godfrey E Scotchbrook	(Retiring under Article 88)	**(Resolution 2)**
Mr Patrick L Go	(Retiring under Article 88)	**(Resolution 3)**
Mr Mario Resca	(Retiring under Article 92)	**(Resolution 4)**
Ms Stefanie Yuen Thio	(Retiring under Article 92)	**(Resolution 5)**

   Mr Godfrey E Scotchbrook will, upon re-election as a Director of the Company, remain as a member of the Audit Committee and Nominating Committee and a member and Chairman of the Remuneration and Share Option Committee and will be considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST").

   Mr Mario Resca will, upon re-election as a Director of the Company, remain as a member of the Audit Committee, Nominating Committee and the Remuneration and Share Option Committee and will be considered non-independent for the purposes of Rule 704(8) of the Listing Manual of the SGX-ST.

3. To approve the payment of Directors' remuneration and fees for financial year 2004 in the total amount of US$662,500 based on the following fee structure:

   - 3 Executive Directors: 2 Executive Directors of US$280,000 per annum, payable monthly in arrears; 1 Executive Director of US$30,000 per annum, payable quarterly in arrears
   - Non-Executive Directors: US$30,000 per annum each, payable quarterly in arrears
   - Board Chairman: US$22,500 per annum, payable quarterly in arrears
   - Audit Committee Chairman: US$15,000 per annum, payable quarterly in arrears
   - Remuneration and Share Option Committee Chairman: US$7,500 per annum, payable quarterly in arrears
   - Nominating Committee Chairman: US$7,500 per annum, payable quarterly in arrears

- Audit Committee Members: US$7,500 per annum each, payable quarterly in arrears
- Remuneration and Share Option Committee Members: US$3,750 per annum each, payable quarterly in arrears
- Nominating Committee Members: US$3,750 per annum each, payable quarterly in arrears
- Alternate Board Committee Members: US$7,500 per annum in the aggregate, payable when attendance is required

(Resolution 6)

4. To re-appoint Ernst & Young as the Company's Auditors and to authorise the Directors to fix their remuneration.

(Resolution 7)

5. To transact any other ordinary business which may properly be transacted at an Annual General Meeting.

AS SPECIAL BUSINESS

To consider and if thought fit, to pass the following resolutions as Ordinary Resolutions, with or without any modifications:

6. Authority to allot and issue shares up to 50 per centum (50%) of issued share capital

   That pursuant to Article 15(3)(b) of the Company's Articles of Association and Rule 806 of the Listing Manual of the SGX-ST, the Directors be empowered to allot and issue shares in the capital of the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be allotted and issued pursuant to this Resolution shall not exceed fifty per centum (50%) of the issued share capital of the Company at the time of the passing of this Resolution, of which the aggregate number of shares to be issued other than on a pro rata basis to all shareholders of the Company shall not exceed twenty per centum (20%) of the issued share capital of the Company and that such authority shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the Company's next Annual General Meeting or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier [See Explanatory Note (i)].

(Resolution 8)

7. Approval for authority to offer and grant share options and to allot and issue new shares therefor

   That approval be and is hereby granted to the Directors of the Company, acting through its Remuneration and Share Option Committee, to offer and grant Market Price Options in accordance with the provisions of the Del Monte Pacific Executive Stock Option Plan 1999, as amended, ("the Scheme") and to issue from time to time such shares in the capital of the Company as may be issued pursuant to the exercise of the Market Price Options and other options under the Scheme, provided always that the aggregate number of shares to be issued pursuant to the Scheme shall not exceed ten per centum (10%) of the total issued share capital of the Company from time to time [See Explanatory Note (ii)].

(Resolution 9)

8. Renewal of Shareholders' Mandate for Interested Person Transactions

That for the purposes of Chapter 9 of the Listing Manual of the SGX-ST:

(a) approval be given for the renewal of the mandate for the Company, its subsidiaries and target associated companies or any of them to enter into any of the transactions falling within the types of Interested Person Transactions as set out in the Explanatory Notes (iii) and more particularly described under section 2.4 of the Company's Circular dated 28 April 2003 ("Circular") with any party who is of the class of Interested Persons as described in the Explanatory Notes (iii), provided that such transactions are carried out in the normal course of business, at arm's length and in accordance with the guidelines of the Company for Interested Person Transactions as set out in the Explanatory Notes (iii) (the "Shareholders' Mandate");

(b) the Shareholders' Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting; and

(c) authority be given to the Directors to complete and do all such acts and things (including executing all such documents as may be required) as they may consider necessary, desirable or expedient to give effect to the Shareholders' Mandate as they may think fit [See Explanatory Note (iii)].

(Resolution 10)

By Order of the Board
Del Monte Pacific Limited

Yvonne Choo
Secretary

Singapore, 12 April 2004

Explanatory Notes:

(i) The Ordinary Resolution 8 proposed in item 6 above, if passed, will empower the Directors from the date of this Meeting until the date of the next Annual General Meeting, or the date by which the next Annual General Meeting is required by law to be held or when varied or revoked by the Company in general meeting, whichever is the earlier, to allot and issue shares in the Company. The number of shares that the Directors may allot and issue under this resolution would not exceed fifty per centum (50%) of the issued capital of the Company at the time of the passing of this resolution. For issue of shares other than on a pro rata basis to all shareholders, the aggregate number of shares to be issued shall not exceed twenty per centum (20%) of the issued capital of the Company.

For the purpose of this resolution, the percentage of issued capital is based on the Company's issued capital at the time this proposed Ordinary Resolution is passed after adjusting for new shares arising from the exercise of share options or the vesting of share awards outstanding or subsisting at the time when this proposed Ordinary Resolution is passed and any subsequent consolidation or subdivision of shares.

(ii) The Ordinary Resolution 9 proposed in item 7 above, if passed, will empower the Directors of the Company to offer and grant Market Price Options and to issue shares in the capital of the Company in accordance with and pursuant to the Del Monte Pacific Executive Stock Option Plan 1999. The number of shares which the Directors may issue under this Resolution shall not exceed ten per centum (10%) of the total issued share capital of the Company from time to time.

(iii) The Ordinary Resolution 10 proposed in item 8 above, if passed, will authorise the Interested Person Transactions as described below and recurring in the year; and will empower the Directors to do all acts necessary to give effect to the Shareholders' Mandate. This authority will, unless previously revoked or varied by the Company at a general meeting, expire at the conclusion of the next Annual General Meeting of the Company.

Interested Person Transactions

The Company and its subsidiaries would, in the ordinary course of their respective businesses, enter into transactions with its controlling beneficial shareholders Cirio Del Monte NV in Amministrazione Straordinaria ("Cirio"), who through its indirect wholly-owned subsidiary, Del Monte Holdings Ltd, owns an equity interest of approximately 39.97% in the Company and Macondray & Co Inc ("Macondray"), who through its wholly-owned subsidiary, MCI Inc. owns an equity interest of approximately 21.21%* in the Company.*

Cirio and Macondray are considered interested persons of the Company for the purposes of Chapter 9 of the Listing Manual of the SGX-ST ("Listing Manual") and transactions between the Company or any of its subsidiaries and associates (the "DMPL Group"), and Cirio or any of its subsidiaries and associates (the "Cirio Group") or, Macondray or any of its subsidiaries and associates (the "Macondray Group"), constitute Interested Person Transactions under Chapter 9 of the Listing Manual.

Pursuant to Chapter 9 of the Listing Manual, the Company was granted a shareholders' mandate ("IPT Mandate") for the following recurrent transactions with the Cirio Group and Macondray Group:

(i) the sale of processed pineapples, juice and mixed tropical fruit products, and pineapple concentrate to Del Monte International, Inc ("DMI");

(ii) the purchase of certain canned deciduous fruit products from DMI;

(iii) the payment of insurance premium costs to Del Monte Foods International Ltd ("DMFI") in relation to the participation by the DMPL Group in Group insurance coverage arranged by DMFI;

(iv) the Philippine distribution by Macondray Agro-Industrial Corporation ("MAIC") of certain fruit and vegetable products obtained by the Company from DMFI and Del Monte Foods Company in the U.S.;

(v) the payment of insurance premium costs to Macondray Insurance Brokers Corporation (who acts as collecting agents of appointed insurance companies) in relation to Philippine insurance coverage arranged by the latter for the Company;

(vi) the purchase of sugar from MAIC, fertiliser and certain industrial chemical products from Macondray Industries Inc, and plastic bags from Macondray Plastics, Inc;

(vii) the sale of surplus fresh pineapples to Asiatic Worldwide Inc of the Macondray Group; and

(viii) the purchase of cattle feeder stock from Waterloo Land and Livestock Co Pty Ltd, an associate company of the Macondray Group.

The DMPL Group currently transacts, in the ordinary course of its business activities, with the Cirio and the Macondray Groups, which transactions occur with a fairly high degree of frequency and could arise at any time.

* Based on the Company's issued capital as at 31 March 2004, after adjusting for new shares arising from the exercise of share options.

Given that such transactions are recurrent in nature and will occur at any time, and due to the time-sensitive nature of commercial transactions, the Company is proposing to seek Shareholders' approval pursuant to Chapter 9 of the Listing Manual for the renewal of the IPT Mandate to enable the DMPL Group to continue to enter into transactions with such Interested Persons. The IPT Mandate will eliminate the requirement for the Company to convene general meetings to seek Shareholders' approval and/or issue immediate announcements as and when such transactions with Interested Persons are entered into, and thus enable the Company to maximise its business opportunities and increase its business efficiency, while at the same time, reduce its administrative time and costs associated with the convening of general meetings.

To ensure that all Interested Person Transactions are made on the Company's normal commercial terms and are not prejudicial to the interests of the Company's minority shareholders, the following procedures will be undertaken:

(i) transactions (either individually or as part of a series) equal to or exceeding US$1,000,000 in value but below 3% of the latest audited net tangible assets of the Company will be subject to review and approval by the Directors. Such approval shall be given if the transactions are conducted in accordance with the Company's usual practices and policies, are on arm's length commercial terms and are consistent with similar types of transactions made by the Company with unrelated third parties; and

(ii) transactions (either individually or as part of a series) equal to or exceeding 3% of the latest audited net tangible assets of the Company will be reviewed by the Directors in accordance with the procedures set out in (i) above, and shall also be subject to the approval of two Independent Directors who have no interest in the transactions. Such approval shall only be given if the transactions are conducted in accordance with the Company's usual practices and policies, are on arm's length commercial terms and are consistent with similar types of transactions made by the Company with unrelated third parties.

All transactions carried out with Interested Persons are subject to the periodic review of the Company's Audit Committee. For this purpose, the Company maintains a register for all transactions carried out with Interested Persons pursuant to the IPT Mandate (recording the basis, including the quotations obtained to support such basis, on which they were entered into). The Audit Committee will also review all Interested Person Transactions to ensure that the prevailing rules and regulations of the Listing Manual (in particular Chapter 9 of the Listing Manual) are complied with.

The Company's Audit Committee approves the internal control procedures and arrangements for all future Interested Person Transactions to ensure that they are carried out on arm's length commercial terms consistent with the Company's usual business practices and policies and will not be prejudicial to the Company's minority shareholders. The review includes the examination of the nature of the transaction and its supporting documents or such other data deemed necessary by the Audit Committee. In addition to the guidelines set out above, the Audit Committee will also consider from time to time whether the established guidelines and procedures for the Interested Person Transactions have become inappropriate or are unable to ensure that the transactions will be on the Company's normal commercial terms and will not be prejudicial to the interests of the Company and its minority shareholders.

Having considered, inter alia, the scope, review procedures, the rationale and the benefits of the IPT Mandate, the Audit Committee, which comprises Mr Michael Hwang, Mr Tony Chew Leong-Chee, Mr Godfrey E Scotchbrook, Mr Mario Resca and Mr Tomas P Lorenzo (with Mr Mario Resca and Tomas P Lorenzo abstaining), is satisfied that the methods or procedures set out above for determining transaction prices of Interested Person Transactions have not changed since the last shareholders' approval and are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority shareholders.

The Company will comply with the provisions of Chapter 9 of the Listing Manual in respect of all future Interested Person Transactions and, if required under the Listing Manual, the Company will seek a fresh mandate from Shareholders should the existing guidelines and procedures for transactions with Interested Persons become inappropriate. If a member of the Audit Committee has an interest in a transaction, he will abstain from participating in the review and approval process in relation to that transaction.

In addition, the IPT Mandate and the details of the aggregate value of the Interested Person Transactions conducted pursuant to the IPT Mandate during the financial year will be disclosed in the Company's annual report for that year, and in the annual reports for the subsequent financial years that the IPT Mandate is renewed and continues in force, in accordance with the form set out in Rule 907 of the Listing Manual. Further, the aggregate value of the transactions conducted pursuant to the IPT Mandate for each quarterly period will also be disclosed in the quarterly financial statements that will be reported in accordance with Rule 705 of the Listing Manual.

Pursuant to the conditions imposed under Rule 920(1)(b)(viii) of the Listing Manual, Macondray Group and Cirio Group will abstain from voting on the resolution relating to the IPT Mandate at the Annual General Meeting and each of Macondray Group and Cirio Group has undertaken to ensure that its associates will abstain from voting on the resolution relating to the IPT Mandate at the AGM.

Notes:

1. If a Shareholder being a Depositor whose name appears in the Depository Register (as defined in Section 130A of the Companies Act, Cap. 50 of Singapore) wishes to attend and vote at the Annual General Meeting (the "Meeting"), then he/she/it should complete the Proxy Form and deposit the duly completed Proxy Form at the office of the Singapore Share Transfer Agent, Lim Associates (Pte) Ltd at 10 Collyer Quay #19-08 Ocean Building, Singapore 049315, at least 48 hours before the time of the Meeting.

2. If a Depositor wishes to appoint a proxy/proxies, then the Proxy Form must be deposited at the office of the Company's Share Transfer Agent, Lim Associates (Pte) Ltd at 10 Collyer Quay #19-08 Ocean Building, Singapore 049315, at least 48 hours before the time of the Meeting.

SEC. NO. 82-5068

MASNET No. 58 OF 26.04.2004
Announcement No. 116

DEL MONTE PACIFIC LIMITED

DEL MONTE PACIFIC TO ANNOUNCE FIRST QUARTER 2004 RESULTS ON 29 APRIL 2004

Del Monte Pacific Limited will announce the Group's first quarter 2004 results on Thursday, 29 April 2004.

Online Access
The Management Discussion and Analysis Report and the PowerPoint Presentation on the results will be posted on www.delmontepacific.com and www.sgx.com on the same day.

Submitted by Yvonne Choo, Company Secretary on 26/04/2004 to the SGX

MASNET No. 58 OF 26.04.2004
Announcement No. 116

DEL MONTE PACIFIC LIMITED

DEL MONTE PACIFIC TO ANNOUNCE FIRST QUARTER 2004 RESULTS ON 29 APRIL 2004

Del Monte Pacific Limited will announce the Group's first quarter 2004 results on Thursday, 29 April 2004.

Online Access
The Management Discussion and Analysis Report and the PowerPoint Presentation on the results will be posted on www.delmontepacific.com and www.sgx.com on the same day.

Submitted by Yvonne Choo, Company Secretary on 26/04/2004 to the SGX

SEC. NO. 82-5068

MASNET No. 92 OF 28.04.2004
Announcement No. 94

DEL MONTE PACIFIC LIMITED

ANNUAL GENERAL MEETING

The Directors of Del Monte Pacific Limited ("the Company") are pleased to announce that at the Annual General Meeting of the Company held on 28 April 2004, all resolutions relating to matters set out in the Notice of the meeting were duly passed.

By Order of the Board
DEL MONTE PACIFIC LIMITED

Submitted by Yvonne Choo, Company Secretary on 28/04/2004 to the SGX

DEL MONTE PACIFIC LIMITED

(Incorporated in the British Virgin Islands with limited liability on 27 May 1999)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of **Del Monte Pacific Limited** ("the Company") will be held at Meeting Room 1, Basement 1, M Hotel Singapore, 81 Anson Road, Singapore 079908 on Wednesday, 28 April 2004 at 2:00 p.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and the Audited Accounts of the Company for the year ended 31 December 2003 together with the Auditors' Report thereon.
(Resolution 1)

2. To re-elect the following Directors retiring pursuant to Articles 88 and 92 of the Company's Articles of Association:

Mr Godfrey E Scotchbrook	(Retiring under Article 88)	**(Resolution 2)**
Mr Patrick L Go	(Retiring under Article 88)	**(Resolution 3)**
Mr Mario Resca	(Retiring under Article 92)	**(Resolution 4)**
Ms Stefanie Yuen Thio	(Retiring under Article 92)	**(Resolution 5)**

Mr Godfrey E Scotchbrook will, upon re-election as a Director of the Company, remain as a member of the Audit Committee and Nominating Committee and a member and Chairman of the Remuneration and Share Option Committee and will be considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST").

Mr Mario Resca will, upon re-election as a Director of the Company, remain as a member of the Audit Committee, Nominating Committee and the Remuneration and Share Option Committee and will be considered non-independent for the purposes of Rule 704(8) of the Listing Manual of the SGX-ST.

3. To approve the payment of Directors' remuneration and fees for financial year 2004 in the total amount of US$662,500 based on the following fee structure:

- 3 Executive Directors: 2 Executive Directors of US$280,000 per annum, payable monthly in arrears; 1 Executive Director of US$30,000 per annum, payable quarterly in arrears
- Non-Executive Directors: US$30,000 per annum each, payable quarterly in arrears
- Board Chairman: US$22,500 per annum, payable quarterly in arrears
- Audit Committee Chairman: US$15,000 per annum, payable quarterly in arrears
- Remuneration and Share Option Committee Chairman: US$7,500 per annum, payable quarterly in arrears
- Nominating Committee Chairman: US$7,500 per annum, payable quarterly in arrears

- Audit Committee Members: US$7,500 per annum each, payable quarterly in arrears
- Remuneration and Share Option Committee Members: US$3,750 per annum each, payable quarterly in arrears
- Nominating Committee Members: US$3,750 per annum each, payable quarterly in arrears
- Alternate Board Committee Members: US$7,500 per annum in the aggregate, payable when attendance is required

(Resolution 6)

4. To re-appoint Ernst & Young as the Company's Auditors and to authorise the Directors to fix their remuneration.

(Resolution 7)

5. To transact any other ordinary business which may properly be transacted at an Annual General Meeting.

AS SPECIAL BUSINESS

To consider and if thought fit, to pass the following resolutions as Ordinary Resolutions, with or without any modifications:

6. Authority to allot and issue shares up to 50 per centum (50%) of issued share capital

   That pursuant to Article 15(3)(b) of the Company's Articles of Association and Rule 806 of the Listing Manual of the SGX-ST, the Directors be empowered to allot and issue shares in the capital of the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be allotted and issued pursuant to this Resolution shall not exceed fifty per centum (50%) of the issued share capital of the Company at the time of the passing of this Resolution, of which the aggregate number of shares to be issued other than on a pro rata basis to all shareholders of the Company shall not exceed twenty per centum (20%) of the issued share capital of the Company and that such authority shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the Company's next Annual General Meeting or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier [See Explanatory Note (i)].

(Resolution 8)

7. Approval for authority to offer and grant share options and to allot and issue new shares therefor

   That approval be and is hereby granted to the Directors of the Company, acting through its Remuneration and Share Option Committee, to offer and grant Market Price Options in accordance with the provisions of the Del Monte Pacific Executive Stock Option Plan 1999, as amended, ("the Scheme") and to issue from time to time such shares in the capital of the Company as may be issued pursuant to the exercise of the Market Price Options and other options under the Scheme, provided always that the aggregate number of shares to be issued pursuant to the Scheme shall not exceed ten per centum (10%) of the total issued share capital of the Company from time to time [See Explanatory Note (ii)].

(Resolution 9)

8. Renewal of Shareholders' Mandate for Interested Person Transactions

That for the purposes of Chapter 9 of the Listing Manual of the SGX-ST:

(a) approval be given for the renewal of the mandate for the Company, its subsidiaries and target associated companies or any of them to enter into any of the transactions falling within the types of Interested Person Transactions as set out in the Explanatory Notes (iii) and more particularly described under section 2.4 of the Company's Circular dated 28 April 2003 ("Circular") with any party who is of the class of Interested Persons as described in the Explanatory Notes (iii), provided that such transactions are carried out in the normal course of business, at arm's length and in accordance with the guidelines of the Company for Interested Person Transactions as set out in the Explanatory Notes (iii) (the "Shareholders' Mandate");

(b) the Shareholders' Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting; and

(c) authority be given to the Directors to complete and do all such acts and things (including executing all such documents as may be required) as they may consider necessary, desirable or expedient to give effect to the Shareholders' Mandate as they may think fit [See Explanatory Note (iii)].

(Resolution 10)

By Order of the Board
Del Monte Pacific Limited

Yvonne Choo
Secretary

Singapore, 12 April 2004

Explanatory Notes:

(i) The Ordinary Resolution 8 proposed in item 6 above, if passed, will empower the Directors from the date of this Meeting until the date of the next Annual General Meeting, or the date by which the next Annual General Meeting is required by law to be held or when varied or revoked by the Company in general meeting, whichever is the earlier, to allot and issue shares in the Company. The number of shares that the Directors may allot and issue under this resolution would not exceed fifty per centum (50%) of the issued capital of the Company at the time of the passing of this resolution. For issue of shares other than on a pro rata basis to all shareholders, the aggregate number of shares to be issued shall not exceed twenty per centum (20%) of the issued capital of the Company.

For the purpose of this resolution, the percentage of issued capital is based on the Company's issued capital at the time this proposed Ordinary Resolution is passed after adjusting for new shares arising from the exercise of share options or the vesting of share awards outstanding or subsisting at the time when this proposed Ordinary Resolution is passed and any subsequent consolidation or subdivision of shares.

(ii) The Ordinary Resolution 9 proposed in item 7 above, if passed, will empower the Directors of the Company to offer and grant Market Price Options and to issue shares in the capital of the Company in accordance with and pursuant to the Del Monte Pacific Executive Stock Option Plan 1999. The number of shares which the Directors may issue under this Resolution shall not exceed ten per centum (10%) of the total issued share capital of the Company from time to time.

(iii) The Ordinary Resolution 10 proposed in item 8 above, if passed, will authorise the Interested Person Transactions as described below and recurring in the year; and will empower the Directors to do all acts necessary to give effect to the Shareholders' Mandate. This authority will, unless previously revoked or varied by the Company at a general meeting, expire at the conclusion of the next Annual General Meeting of the Company.

Interested Person Transactions

The Company and its subsidiaries would, in the ordinary course of their respective businesses, enter into transactions with its controlling beneficial shareholders Cirio Del Monte NV in Amministrazione Straordinaria ("Cirio"), who through its indirect wholly-owned subsidiary, Del Monte Holdings Ltd, owns an equity interest of approximately 39.97% in the Company and Macondray & Co Inc ("Macondray"), who through its wholly-owned subsidiary, MCI Inc, owns an equity interest of approximately 21.21%* in the Company.*

Cirio and Macondray are considered interested persons of the Company for the purposes of Chapter 9 of the Listing Manual of the SGX-ST ("Listing Manual") and transactions between the Company or any of its subsidiaries and associates (the "DMPL Group"), and Cirio or any of its subsidiaries and associates (the "Cirio Group") or, Macondray or any of its subsidiaries and associates (the "Macondray Group"), constitute Interested Person Transactions under Chapter 9 of the Listing Manual.

Pursuant to Chapter 9 of the Listing Manual, the Company was granted a shareholders' mandate ("IPT Mandate") for the following recurrent transactions with the Cirio Group and Macondray Group:

(i) the sale of processed pineapples, juice and mixed tropical fruit products, and pineapple concentrate to Del Monte International, Inc ("DMI");

(ii) the purchase of certain canned deciduous fruit products from DMI;

(iii) the payment of insurance premium costs to Del Monte Foods International Ltd ("DMFI") in relation to the participation by the DMPL Group in Group insurance coverage arranged by DMFI;

(iv) the Philippine distribution by Macondray Agro-Industrial Corporation ("MAIC") of certain fruit and vegetable products obtained by the Company from DMFI and Del Monte Foods Company in the U.S.;

(v) the payment of insurance premium costs to Macondray Insurance Brokers Corporation (who acts as collecting agents of appointed insurance companies) in relation to Philippine insurance coverage arranged by the latter for the Company;

(vi) the purchase of sugar from MAIC, fertiliser and certain industrial chemical products from Macondray Industries Inc, and plastic bags from Macondray Plastics, Inc;

(vii) the sale of surplus fresh pineapples to Asiatic Worldwide Inc of the Macondray Group; and

(viii) the purchase of cattle feeder stock from Waterloo Land and Livestock Co Pty Ltd, an associate company of the Macondray Group.

The DMPL Group currently transacts, in the ordinary course of its business activities, with the Cirio and the Macondray Groups, which transactions occur with a fairly high degree of frequency and could arise at any time.

* Based on the Company's issued capital as at 31 March 2004, after adjusting for new shares arising from the exercise of share options.

Given that such transactions are recurrent in nature and will occur at any time, and due to the time-sensitive nature of commercial transactions, the Company is proposing to seek Shareholders' approval pursuant to Chapter 9 of the Listing Manual for the renewal of the IPT Mandate to enable the DMPL Group to continue to enter into transactions with such Interested Persons. The IPT Mandate will eliminate the requirement for the Company to convene general meetings to seek Shareholders' approval and/or issue immediate announcements as and when such transactions with Interested Persons are entered into, and thus enable the Company to maximise its business opportunities and increase its business efficiency, while at the same time, reduce its administrative time and costs associated with the convening of general meetings.

To ensure that all Interested Person Transactions are made on the Company's normal commercial terms and are not prejudicial to the interests of the Company's minority shareholders, the following procedures will be undertaken:

(i) transactions (either individually or as part of a series) equal to or exceeding US$1,000,000 in value but below 3% of the latest audited net tangible assets of the Company will be subject to review and approval by the Directors. Such approval shall be given if the transactions are conducted in accordance with the Company's usual practices and policies, are on arm's length commercial terms and are consistent with similar types of transactions made by the Company with unrelated third parties; and

(ii) transactions (either individually or as part of a series) equal to or exceeding 3% of the latest audited net tangible assets of the Company will be reviewed by the Directors in accordance with the procedures set out in (i) above, and shall also be subject to the approval of two Independent Directors who have no interest in the transactions. Such approval shall only be given if the transactions are conducted in accordance with the Company's usual practices and policies, are on arm's length commercial terms and are consistent with similar types of transactions made by the Company with unrelated third parties.

All transactions carried out with Interested Persons are subject to the periodic review of the Company's Audit Committee. For this purpose, the Company maintains a register for all transactions carried out with Interested Persons pursuant to the IPT Mandate (recording the basis, including the quotations obtained to support such basis, on which they were entered into). The Audit Committee will also review all Interested Person Transactions to ensure that the prevailing rules and regulations of the Listing Manual (in particular Chapter 9 of the Listing Manual) are complied with.

The Company's Audit Committee approves the internal control procedures and arrangements for all future Interested Person Transactions to ensure that they are carried out on arm's length commercial terms consistent with the Company's usual business practices and policies and will not be prejudicial to the Company's minority shareholders. The review includes the examination of the nature of the transaction and its supporting documents or such other data deemed necessary by the Audit Committee. In addition to the guidelines set out above, the Audit Committee will also consider from time to time whether the established guidelines and procedures for the Interested Person Transactions have become inappropriate or are unable to ensure that the transactions will be on the Company's normal commercial terms and will not be prejudicial to the interests of the Company and its minority shareholders.

Having considered, inter alia, the scope, review procedures, the rationale and the benefits of the IPT Mandate, the Audit Committee, which comprises Mr Michael Hwang, Mr Tony Chew Leong-Chee, Mr Godfrey E Scotchbrook, Mr Mario Resca and Mr Tomas P Lorenzo (with Mr Mario Resca and Tomas P Lorenzo abstaining), is satisfied that the methods or procedures set out above for determining transaction prices of Interested Person Transactions have not changed since the last shareholders' approval and are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority shareholders.

The Company will comply with the provisions of Chapter 9 of the Listing Manual in respect of all future Interested Person Transactions and, if required under the Listing Manual, the Company will seek a fresh mandate from Shareholders should the existing guidelines and procedures for transactions with Interested Persons become inappropriate. If a member of the Audit Committee has an interest in a transaction, he will abstain from participating in the review and approval process in relation to that transaction.

In addition, the IPT Mandate and the details of the aggregate value of the Interested Person Transactions conducted pursuant to the IPT Mandate during the financial year will be disclosed in the Company's annual report for that year, and in the annual reports for the subsequent financial years that the IPT Mandate is renewed and continues in force, in accordance with the form set out in Rule 907 of the Listing Manual. Further, the aggregate value of the transactions conducted pursuant to the IPT Mandate for each quarterly period will also be disclosed in the quarterly financial statements that will be reported in accordance with Rule 705 of the Listing Manual.

Pursuant to the conditions imposed under Rule 920(1)(b)(viii) of the Listing Manual, Macondray Group and Cirio Group will abstain from voting on the resolution relating to the IPT Mandate at the Annual General Meeting and each of Macondray Group and Cirio Group has undertaken to ensure that its associates will abstain from voting on the resolution relating to the IPT Mandate at the AGM.

Notes:

1. If a Shareholder being a Depositor whose name appears in the Depository Register (as defined in Section 130A of the Companies Act, Cap. 50 of Singapore) wishes to attend and vote at the Annual General Meeting (the "Meeting"), then he/she/it should complete the Proxy Form and deposit the duly completed Proxy Form at the office of the Singapore Share Transfer Agent, Lim Associates (Pte) Ltd at 10 Collyer Quay #19-08 Ocean Building, Singapore 049315, at least 48 hours before the time of the Meeting.

2. If a Depositor wishes to appoint a proxy/proxies, then the Proxy Form must be deposited at the office of the Company's Share Transfer Agent, Lim Associates (Pte) Ltd at 10 Collyer Quay #19-08 Ocean Building, Singapore 049315, at least 48 hours before the time of the Meeting.

SEC. NO. 82-5068

MASNET No. 11 OF 29.04.2004
Announcement No. 11

DEL MONTE PACIFIC LIMITED

Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the First Quarter Ended 31 March 2004

DMPL 1Q 04 MDA FINAL.pdf

Submitted by Yvonne Choo, Company Secretary on 29/04/2004 to the SGX

SEC. NO. 82-5068

Del Monte Pacific Limited

Management Discussion and Analysis of
Unaudited Financial Condition and Results of Operations for
the First Quarter Ended 31 March 2004

CONTENTS **Page**

For enquiries, please contact:

Jennifer Luy
Del Monte Pacific Limited
Tel: (65) 6228 9702
Fax: (65) 6221 9477
HP: (65) 9824 6765
jluy@delmontepacific.com

DEL MONTE PACIFIC FIRST QUARTER NET PROFIT INCREASED BY 4%

- **Turnover up 4% to US$36.5m driven by volume**
- **Net profit increased by 4% to US$5.1m**
- **Balance sheet strengthened with net cash of US$19.9m**

Singapore, 29 April 2004 – Mainboard-listed Del Monte Pacific Limited (Bloomberg: DELM SP, Reuters: DMPL.SI) announced that first quarter turnover increased by 4% to US$36.5 million versus the same quarter last year, and net profit also grew by 4% to US$5.1 million from US$4.9 million.

First quarter turnover in Asia (accounting for 64% of Group turnover) rose 5%, driven by higher sales of tomato and beverage products in the Philippine market. Turnover in Europe/North America (36% of Group turnover) grew by 2% on the back of higher sales of pineapple juice concentrate, partially offset by lower pricing of pineapple solids and mixed fruits.

Profit before interest and tax (PBIT) rose 26% to US$6.3 million from US$5.0 million in the prior year quarter. The increase in PBIT was due to higher sales and lower marketing expenses. PBIT also reflected a favourable accounting adjustment of US$0.6 million which arose from the revaluation of biological assets at fair value less point-of-sale costs (the International Accounting Standard, IAS 41, on biological assets which took effect at the beginning of 2003).

The strong growth in PBIT was offset by higher interest expenses and taxes which reduced net profit growth to 4% (US$5.1 million from US$4.9 million).

The Group strengthened its net cash position to US$19.9 million as of 31 March 2004, up 243% from the US$5.8 million in the prior year quarter, due to better working capital management and significantly lower capital spending.

Barring unforeseen circumstances, the Group anticipates that its financial performance for the Full Year 2004 will be comparable or slightly better than the results achieved in Full Year 2003.

FINANCIAL HIGHLIGHTS – FIRST QUARTER 2004

Amounts in US$'000 unless otherwise stated[1]	For the three months ended 31 March		YoY Change
	2004	**2003**	(%)
Turnover	**36,490**	35,061	4.1
Gross profit	**9,509**	9,672	(1.7)
Gross profit margin (%)	***26.1***	*27.6*	*(1.5) ppt*
EBITDA[2]	**7,669**	6,332	21.1
EBITDA margin (%)	***21.0***	*18.1*	*2.9 ppt*
PBIT [2]	**6,266**	4,987	25.6
PBIT margin (%)	***17.2***	*14.2*	*3.0 ppt*
Net profit	**5,062**	4,870	3.9
Net profit margin (%)	***13.9***	*13.9*	-
EPS (US cents)	**0.47**	0.45	3.9
Net cash	**19,901**	5,810	242.5
Cash flow from (used) in operations	**1,670**	(3,823)	n/m
Capital expenditure	**865**	2,785	(68.9)

[1] The Company's reporting currency is US dollars. See Notes to the Financial Statements number 1 for the Singapore-dollar equivalent table.
[2] 2003 EBITDA and PBIT were restated to conform to the generally accepted definition of EBITDA and PBIT, which the Group adopted effective second quarter of 2003.

n/m – not meaningful

REVIEW OF OPERATING PERFORMANCE

Group turnover for the first quarter of 2004 increased by 4% to US$36.5 million from US$35.1 million on the back of higher volume.

EBITDA rose 21% to US$7.7 million from US$6.3 million, while PBIT increased by 26% to US$6.3 million from US$5.0 million primarily due to lower marketing expenses, lower other operating expenses which included the favourable IAS 41 adjustment, and a positive impact of the peso depreciation.

Net profit grew by 4% to US$5.1 million from US$4.9 million.

Our core products – processed products and beverages – which accounted for 93% of total turnover in the first quarter, posted a 5% turnover growth driven by higher volume.

Turnover of non-processed products – the cattle business and fresh pineapples sold only in Asia, accounting for 7% of Group turnover – declined by 6%.

Asia contributed 64% of Group turnover. In Asia, turnover increased by 5% driven by higher volume and prices of tomato-based products and new products (mainly beverages) in the Philippine market.

As a result of the improved turnover, lower marketing expenses, and lower other operating expenses, PBIT in Asia surged 94% to US$4.8 million from US$2.5 million.

Turnover in Europe/North America, accounting for 36% of Group turnover, grew by 2% due to a volume increase of 19%, offset by a decline in prices. In particular, strong sales of pineapple juice concentrate was offset by lower prices of pineapple solids and mixed fruits. As a result of this unfavourable pricing, PBIT in Europe/North America declined by 41%.

Group operating cash flow during the period was US$1.7 million compared to (US$3.8) million in the same quarter last year. The strong operating cash flow reflects better working capital management and improved profitability.

The Group reported a healthy net cash position of US$19.9 million compared to US$5.8 million in the first quarter of 2003.

Capital expenditure in the first quarter of 2004 decreased by 69% to US$0.9 million from US$2.8 million as major capital projects had been completed.

VARIANCE FROM PROSPECT STATEMENT

The first quarter results are in line with the outlook indicated in our last results announcement.

BUSINESS OUTLOOK

Barring unforeseen circumstances, the Group anticipates that its financial performance for the Full Year 2004 will be comparable or slightly better than the results achieved in 2003.

REVIEW OF TURNOVER AND PBIT

1. By geographical segments

In US$'000	Turnover			PBIT		
	For the three months ended 31 March		YoY Change	For the three months ended 31 March		YoY Change
	2004	2003	(%)	2004	2003	(%)
Asia	**23,499**	22,327	5.2	**4,781**	2,464	94.0
Europe/North America	**12,991**	12,734	2.0	**1,485**	2,523	(41.1)
Total	**36,490**	35,061	4.1	**6,266**	4,987	25.6

See Notes to the Financial Statements number 4 for more details

Asia

Turnover in Asia, which accounted for 64% of Group turnover, increased by 5% to US$23.5 million from US$22.3 million. Core product turnover improved by 7% mainly due to 5% higher volume and 2% better pricing.

Core product turnover in the Philippines grew by 13% on the back of a 10% volume growth and 3% higher pricing, notwithstanding the strong competition and weak economy. The primary growth drivers were the tomato-based and beverage products.

PBIT in Asia almost doubled to US$4.8 million from US$2.5 million due to lower marketing expenses and other operating expenses. However, the gains were partly offset by the unfavourable impact of the peso depreciation.

Europe/North America

Turnover in Europe/North America, which accounted for 36% of Group turnover, increased by 2% to US$13.0 million from US$12.7 million on the back of a 19% volume improvement, offset by a decline in pricing. The strong volume growth of pineapple juice concentrate was offset by weak pricing in pineapple solids and mixed fruits.

PBIT declined by 41% to US$1.5 million from US$2.5 million. Gains from higher volume, lower other operating expenses, and a favourable impact of the peso depreciation was offset by the decline in pricing.

2. By business segments

In US$'000	Turnover			PBIT		
	For the three months ended 31 March		YoY Change	For the three months ended 31 March		YoY Change
	2004	2003	(%)	2004	2003	(%)
Processed Products	**24,115**	24,750	(2.6)	**4,117**	4,245	(3.0)
Beverages	**9,874**	7,649	29.1	**1,915**	992	93.0
Non-processed Products	**2,501**	2,662	(6.0)	**234**	(250)	n/m
Total	**36,490**	35,061	4.1	**6,266**	4,987	25.6

See Notes to the Financial Statements number 4 for more details

n/m – not meaningful

Processed Products

Processed products, our largest product category, contributed 66% of Group turnover in the first quarter of 2004. This segment comprise of processed fruits (pineapple solids and tropical mixed fruits), tomato-based and other processed products such as pasta and condiments.

Turnover of processed products declined by 3% to US$24.1 million from US$24.8 million as a result of lower pricing. The growth of the tomato-based segment in the Philippines was significantly offset by lower sales in Europe/North America caused by lower prices.

PBIT of processed products decreased by 3% largely due to lower pricing.

Beverages

Beverages consist of juices, juice drinks and pineapple juice concentrate. This segment accounted for 27% of Group turnover.

Turnover of this segment grew by 29% to US$9.9 million from US$7.7 million as a result of higher volume, driven by the exceptionally strong 43% growth of pineapple juice concentrate in Europe/North America, and 17% higher turnover of the juice segment in Asia.

PBIT of the beverage segment almost doubled to US$1.9 million from US$1 million due to strong volume growth and lower marketing expenses.

Non-processed Products

Accounting for 7% of Group turnover, non-processed products consist mainly of the non-core cattle business and fresh pineapples, both sold only in Asia. The cattle operation is used for the disposal of pineapple pulp.

Turnover of this segment dropped by 6% to US$2.5 million from US$2.7 million primarily because fewer cattle were sold. However, fresh pineapple volume and pricing were higher.

PBIT turned around to a US$0.2 million profit from a loss of US$0.2 million as a result of higher sales of fresh pineapples.

REVIEW OF COST OF GOODS SOLD AND OPERATING EXPENSES

% of Turnover	For the three months ended 31 March	
	2004	2003
Cost of Goods Sold	**73.9**	72.4
Distribution & Selling Expenses	**5.6**	8.5
Other Operating Expenses	**1.4**	2.7

Cost of Goods Sold

The cost of goods sold as a percentage of turnover increased by 1.5 percentage points. The increase however was distorted by the unfavourable price adjustments on turnover, without which, cost of goods sold as a percentage of turnover would have declined by 1.5 percentage points due to the favourable impact of the 4% depreciation of the Philippine peso against the US dollar.

Distribution & Selling Expenses

Distribution and selling expenses as a percentage of turnover declined to 5.6% from 8.5%. The total spending for the first quarter was lower by 31% at US$2.1 million versus US$3 million primarily due to lower marketing expenses.

Other Operating Expenses

For the first quarter of 2004, other operating expenses as a percentage of turnover decreased to 1.4% from 2.7%. These expenses included the IAS 41 adjustment which had a favourable impact of US$561,000 in the first quarter, compared to US$104,000 in the same quarter last year. IAS 41 requires the Company to revalue biological assets at fair value less point-of-sale costs. The relatively large fluctuations in cattle prices can significantly affect the carrying value of this asset and thus impact the income statement.

In US$'000	For the three months ended 31 March		YoY Change
	2004	2003	(%)
Other operating expenses (before IAS 41)	**1,077**	1,044	3.2
Changes in fair value of livestock and harvested pineapples that remain unsold as at the end of the period	**(561)**	(104)	439.4
Other operating expenses (after IAS 41)	**516**	940	(45.1)

REVIEW OF GROUP ASSETS AND LIABILITIES

Extract of Accounts with Significant Variances US$'000	As at		
	31 March 2004	31 March 2003	31 Dec 2003
Others assets	**7,435**	6,572	6,033
Inventories	**44,330**	51,809	41,529
Biological assets*	**36,090**	37,696	34,234
Trade debtors	**12,913**	10,119	20,672
Other debtors, deposits and prepayments	**8,725**	9,051	6,806
Due from affiliated companies (trade)	**3,451**	6,898	3,825
Other creditors and accruals	**12,956**	13,253	16,579

* Biological assets consist of deferred growing crops and livestock

Other assets

Other assets increased compared to the same quarter last year and year-end 2003 primarily due to the advances to landowners for long-term leases of agricultural land.

Inventories

Inventories decreased compared to the same quarter last year mainly due to lower stock of finished goods and packaging materials on the back of higher sales, and tightened working capital management. Inventories at year-end are generally lower as a result of higher sales in the fourth quarter on account of the festive season.

Biological assets

Biological assets decreased compared to the same quarter last year due to reduced livestock inventory. However, biological assets were higher than year-end 2003 because of higher deferred growing crop costs brought about by land preparation.

Trade debtors

Trade debtors increased compared to the same quarter last year mainly due to higher sales in market with longer credit terms. However, trade debtors decreased versus year-end 2003 due to the seasonality of sales. Trade debtors generally increase at year-end due to strong sales in the fourth quarter.

Other debtors, deposits and prepayments

Other debtors, deposits and prepayments decreased slightly compared to the same quarter last year. However, it increased versus year-end 2003 mainly due to higher prepayments which will be reduced by the end of the year when these are expensed.

Due from affiliated companies (trade)

Due from affiliated companies decreased compared to year-end 2003 as the Company continued to tighten its credit control to manage its exposure to the Cirio Group of Italy. It was significantly lower compared to the same quarter last year mainly due to full collection of past due accounts.

Other creditors and accruals

Other creditors and accruals were slightly lower compared to the same quarter last year. The decrease versus year-end 2003 was primarily due to lower accruals and timing of payments to suppliers.

SHARE CAPITAL

Ordinary shares issued and fully paid-up share capital	As at 31 March 2004	As at 31 March 2003	As at 31 Dec 2003
Number of shares	**1,072,229,194**	1,071,629,194	1,072,079,194
Share capital (US$'000)	**10,722**	10,716	10,721

A total of 150,000 share options were exercised in the first quarter of 2004 and new shares were issued as a result thereof. As at 31 March 2004, the total number of outstanding share options was 19,143,300 (31 December 2003: 19,545,265). A total of 251,965 options lapsed in the first quarter of 2004.

CASH FLOW AND LIQUIDITY

Cash flow in US$'000	
Net cash as at 31 December 2003	19,234
Net cash from operating activities	1,670
Capital expenditure	(865)
Proceeds from disposal of fixed assets	68
Proceeds from exercise of share options	43
Effect of exchange rate changes	(249)
Net cash as at 31 March 2004	19,901

Liquidity in US$'000	As at 31 March		As at 31 Dec
	2004	2003	2003
Gross borrowings	**39,787**	17,038	31,276
Current	**39,787**	17,038	31,276
Secured	-	-	-
Unsecured	**39,787**	17,038	31,276
Non-current	-	-	-
Secured	-	-	-
Unsecured	-	-	-
Less: Cash and bank balances	**59,688**	22,848	50,510
Net cash	**19,901**	5,810	19,234

The Group's net cash (cash and bank balances less borrowings) amounted to US$19.9 million as at 31 March 2004, compared to US$5.8 million as at 31 March 2003 due to better working capital management and significantly lower capital spending.

CAPITAL EXPENDITURE

In the first quarter of 2004, capital expenditure decreased by 69% to US$0.9 million from US$2.8 million in the same quarter last year as major capital projects had been completed. The key projects for the quarter were:

- Pressurised Cooker/Cooler to handle increased requirements for canned products
- Reconditioning of field equipment to ensure a safe and reliable performance.

In US$'000	For the three months ended 31 March	
	2004	2003
Capex	**865**	2,785
Depreciation	**1,327**	1,233

DIVIDENDS

No dividends were declared for this quarter and corresponding prior year quarter.

DEL MONTE PACIFIC LIMITED
UNAUDITED PROFIT AND LOSS STATEMENTS
For the Three Months Ended 31 March

Amounts in US$'000	Group			Company		
	2004	2003	%	2004	2003	%
Turnover	**36,490**	35,061	4	**12,541**	16,706	(25)
Cost of sales	**(26,981)**	(25,389)	6	-	-	-
Gross profit	**9,509**	9,672	(2)	**12,541**	16,706	(25)
Distribution and selling expenses	**(2,052)**	(2,995)	(31)	-	-	-
General and administration expenses	**(675)**	(714)	(5)	**(303)**	(264)	15
Other operating expenses	**(516)**	(940)	(45)	**(54)**	106	n/m
Profit from operations	**6,266**	5,023	25	**12,184**	16,548	(26)
Financial income	**196**	182	8	-	-	-
Financial expenses	**(714)**	(271)	163	-	-	-
Profit before taxation	**5,748**	4,934	16	**12,184**	16,548	(26)
Taxation	**(686)**	(64)	972	-	-	-
Net profit attributable to shareholders	**5,062**	4,870	4	**12,184**	16,548	(26)
Notes:						
Investment income	-	-	-	**12,541**	16,706	(25)
Depreciation and amortisation	**(1,403)**	(1,309)	7	-	-	-
Financial income comprise the following:						
Interest income	**196**	182	8	-	-	-
Financial expenses comprise the following:						
Interest expenses	**(714)**	(235)	204	-	-	-
Foreign exchange loss	-	(36)	(100)	-	-	-
	(714)	(271)	163	-	-	-

n/m – not meaningful

Earnings per ordinary share in US cents	Group For the three months ended 31 March	
	2004	2003
Earnings per ordinary share based on net profit attributable to shareholders:		
(i) Based on existing issued share capital	**0.47**	0.45
(ii) On a fully diluted basis	**0.47**	0.45

DEL MONTE PACIFIC LIMITED
BALANCE SHEETS

Amounts in US$'000	Group			Company		
	31 Mar 2004 Unaudited	31 Mar 2003 Unaudited	31 Dec 2003 Audited	31 Mar 2004 Unaudited	31 Mar 2003 Unaudited	31 Dec 2003 Audited
EQUITY						
Share capital	**10,722**	10,716	10,721	**10,722**	10,716	10,721
Share premium	**65,978**	65,815	65,936	**66,117**	65,954	66,075
Translation reserves	**(68,334)**	(64,771)	(67,665)	**-**	-	-
Revenue reserves	**145,353**	136,077	140,291	**12,860**	17,072	676
Total equity	**153,719**	147,837	149,283	**89,699**	93,742	77,472
ASSETS LESS LIABILITIES						
Fixed assets	**47,724**	49,728	48,719	**-**	-	-
Subsidiaries	**-**	-	-	**10,149**	10,149	10,149
Intangible assets	**9,240**	9,543	9,316	**-**	-	-
Other assets	**7,435**	6,572	6,033	**-**	-	-
Current assets						
Inventories	**44,330**	51,809	41,529	**-**	-	-
Biological assets *	**36,090**	37,696	34,234	**-**	-	-
Trade debtors	**12,913**	10,119	20,672	**-**	-	-
Other debtors, deposits and prepayments	**8,725**	9,051	6,806	**143**	66	-
Due from subsidiaries (non-trade)	**-**	-	-	**80,170**	83,368	80,139
Due from affiliated companies (trade)	**3,451**	6,898	3,825	**-**	-	-
Due from shareholder companies (non-trade)	**-**	456	-	**-**	456	-
Short-term deposits	**59,301**	20,225	46,030	**-**	-	-
Cash and bank balances	**387**	2,623	4,480	**1**	4	6
	165,197	138,877	157,576	**80,314**	83,894	80,145

* Biological assets consist of deferred growing crops and livestock

DEL MONTE PACIFIC LIMITED
BALANCE SHEETS (CONTINUED)

Amounts in US$'000	Group			Company		
	31 Mar 2004 Unaudited	31 Mar 2003 Unaudited	31 Dec 2003 Audited	31 Mar 2004 Unaudited	31 Mar 2003 Unaudited	31 Dec 2003 Audited
Current liabilities						
Trade creditors	**6,957**	9,972	8,827	**-**	-	-
Other creditors and accruals	**12,956**	13,253	16,579	**333**	204	467
Due to subsidiaries (non-trade)	**-**	-	-	**431**	97	12,355
Short-term borrowings (unsecured)	**39,787**	17,038	31,276	**-**	-	-
Provision for taxation	**1,056**	997	732	**-**	-	-
	60,756	41,260	57,414	**764**	301	12,822
Net current assets	**104,441**	97,617	100,162	**79,550**	83,593	67,323
Non-current liabilities						
Due to an affiliated company (non-trade)	**(7,571)**	(7,353)	(7,497)	**-**	-	-
Deferred tax liabilities	**(7,550)**	(8,270)	(7,450)	**-**	-	-
Net assets	**153,719**	147,837	149,283	**89,699**	93,742	77,472

Net asset value per ordinary share in US cents	Group		Company	
	31 Mar 2004 Unaudited	31 Dec 2003 Audited	31 Mar 2004 Unaudited	31 Dec 2003 Audited
Net asset value per ordinary share	**14.34**	13.93	8.37	7.23

DEL MONTE PACIFIC LIMITED
UNAUDITED STATEMENTS OF CHANGES IN EQUITY

THE GROUP

Amounts in US$'000	Share capital	Share premium	Translation reserves	Revenue reserves	Total
As at 1 January 2003	10,716	65,815	(64,360)	131,207	143,378
Currency translation differences	-	-	(411)	-	(411)
Net gains and losses not recognised in income statement	-	-	(411)	-	(411)
Net profit attributable to shareholders	-	-	-	4,870	4,870
As at 31 March 2003	10,716	65,815	(64,771)	136,077	147,837
As at 1 January 2004	10,721	65,936	(67,665)	140,291	149,283
Currency translation differences	-	-	(669)	-	(669)
Net gains and losses not recognised in income statement	-	-	(669)	-	(669)
Shares issued under the share option plan	1	42	-	-	43
Net profit attributable to shareholders	-	-	-	5,062	5,062
As at 31 March 2004	10,722	65,978	(68,334)	145,353	153,719

THE COMPANY

Amounts in US$'000	Share capital	Share Premium	Revenue Reserves	Total
As at 1 January 2003	10,716	65,954	524	77,194
Net profit attributable to shareholders	-	-	16,548	16,548
As at 31 March 2003	10,716	65,954	17,072	93,742
As at 1 January 2004	10,721	66,075	676	77,472
Shares issued under the share option plan	1	42	-	43
Net profit attributable to shareholders	-	-	12,184	12,184
As at 31 March 2004	10,722	66,117	12,860	89,699

DEL MONTE PACIFIC LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
For the Three Months Ended 31 March

Amounts in US$'000	**2004**	**2003**
Cash flows from operating activities		
Net profit attributable to shareholders	5,062	4,870
Adjustments for:		
Provision for asset impairment	(4)	-
Depreciation and amortisation	1,403	1,309
Provision for inventory obsolescence	643	223
Provision for doubtful debts	3	9
Provision for deferred income tax	182	57
Gain on disposal of fixed assets	(65)	(5)
Operating profit before working capital changes	7,224	6,463
Decrease (increase) in:		
Other assets	(1,402)	(1,221)
Inventories	(3,423)	(10,833)
Biological assets	(1,856)	(1,002)
Trade debtors	7,767	9,432
Other debtors, deposits and prepayments	(1,919)	(3,416)
Increase (decrease) in:		
Trade creditors, other creditors and accruals	(5,493)	(1,782)
Due to affiliated companies (trade and non-trade)	448	(1,322)
Provision for taxation	324	(142)
Net cash generated from/(used in) operating activities	1,670	(3,823)
Cash flows from investing activities		
Proceeds from disposal of fixed assets	68	7
Purchase of fixed assets	(865)	(2,785)
Net cash used in investing activities	(797)	(2,778)
Cash flows from financing activities		
Short-term borrowings	8,511	1,806
Proceeds from exercise of stock options	43	-
Net cash used in financing activities	8,554	1,806
Effect of exchange rate changes on cash and cash equivalents	(249)	(194)
Net increase/(decrease) in cash and cash equivalents	9,178	(4,989)
Cash and cash equivalents, beginning of year	50,510	27,837
Cash and cash equivalents, end of year	59,688	22,848

Supplemental Disclosures of Cash Flow Information

Amounts in US$'000		**2004**	**2003**
(a)	Cash paid (received) during the year, included in operating activities		
	Interest expenses	**573**	190
	Interest income	**(196)**	(182)
	Income taxes	**172**	144
(b)	Analysis of the balances of cash and cash equivalents		
	Cash and bank balances	**387**	2,623
	Short-term deposits	**59,301**	20,225
		59,688	22,848

NOTES TO THE FINANCIAL STATEMENTS

1. FINANCIAL HIGHLIGHTS IN SINGAPORE DOLLARS

Amounts in S$'000 unless otherwise stated	For the three months ended 31 March		YoY Change
	2004	2003	(%)
Turnover	**62,033**	61,006	1.7
Gross profit	**16,165**	16,829	(3.9)
Gross profit margin (%)	***26.1***	*27.6*	*(1.5) ppt*
EBITDA	**13,037**	11,018	18.3
EBITDA margin (%)	***21.0***	*18.1*	*2.9 ppt*
PBIT	**10,652**	8,677	22.8
PBIT margin (%)	***17.2***	*14.2*	*3.0 ppt*
Net profit	**8,605**	8,474	1.5
Net profit margin (%)	***13.9***	*13.9*	-
EPS (SG cents)	**0.80**	0.79	1.5
Net cash	**33,832**	10,109	234.7
Cash flow from (used) in operations	**2,839**	(6,652)	n/m
Capital expenditure	**1,471**	4,846	(69.6)

Note: S$/US$ conversion rate of 1.70 (1Q04) and 1.74 (1Q03)

n/m – not meaningful

2. AUDIT

First quarter 2004 figures have neither been audited nor reviewed by the Group's auditors.

3. ACCOUNTING POLICIES

The accounting policies and methods of computation for the preparation of the financial statements for the quarter ended 31 March 2004 are consistent with those disclosed in the audited financial statements for the year ended 31 December 2003.

4. GROUP SEGMENTAL REPORTING

By business segments

Three months ended 31 March 2004 in US$'000	Processed Products	Beverages	Non-Processed Products	Consolidated
Turnover	24,115	9,874	2,501	36,490
Profit from operations, representing segment result	4,117	1,915	234	6,266
Net foreign exchange loss	-	-	-	-
Profit before interest and tax	4,117	1,915	234	6,266
Net interest expense	(328)	(171)	(19)	(518)
Profit before tax	3,789	1,744	215	5,748
Tax				(686)
Net profit attributable to shareholders				5,062
Segment assets	115,448	47,550	6,910	169,908
Unallocated assets				59,688
Consolidated total assets				229,596
Segment liabilities	20,589	6,075	820	27,484
Unallocated liabilities				48,393
Consolidated total liabilities				75,877
Capital expenditure	557	303	5	865
Depreciation	845	448	34	1,327
Amortisation	50	20	6	76
Non-cash expenses (net) other than depreciation and amortisation	523	228	8	759

Three months ended 31 March 2003 in US$'000	Processed Products	Beverages	Non-Processed Products	Consolidated
Turnover	24,750	7,649	2,662	35,061
Profit from operations, representing segment result	4,273	1,001	(251)	5,023
Net foreign exchange loss	(28)	(9)	1	(36)
Profit before interest and tax	4,245	992	(250)	4,987
Net interest expense	(41)	(13)	1	(53)
Profit before tax	4,204	979	(249)	4,934
Tax				(64)
Net profit attributable to shareholders				4,870
Segment assets	118,706	52,416	10,750	181,872
Unallocated assets				22,848
Consolidated total assets				204,720
Segment liabilities	23,059	6,563	956	30,578
Unallocated liabilities				26,305
Consolidated total liabilities				56,883
Capital expenditure	1,645	1,118	22	2,785
Depreciation	720	482	31	1,233
Amortisation	51	17	8	76
Non-cash expenses (net) other than depreciation and amortisation	195	92	(3)	284

By geographical segments

In US$'000	Turnover		Total assets		Capital expenditure	
	For the three months ended 31 March		As at 31 March		As at 31 March	
	2004	2003	2004	2003	2004	2003
Asia	**23,499**	22,327	**229,596**	204,720	**865**	2,785
Europe/North America	**12,991**	12,734	**-**	-	**-**	-
Total	**36,490**	35,061	**229,596**	204,720	**865**	2,785

5. QUARTERLY TURNOVER AND PBIT BREAKDOWN

In US$'000	1Q03	2Q03	3Q03	4Q03	1Q04
Turnover	35,061	49,541	43,078	72,765	**36,490**
PBIT	4,987	9,287	3,981	14,966	**6,266**
Net profit attributable to shareholders	4,870	8,536	3,399	13,392	**5,062**

6. INTERESTED PERSON TRANSACTIONS

The aggregate value of interested person transactions conducted pursuant to shareholders' mandate obtained in accordance with Chapter 9 of the Singapore Exchange's Listing Manual was as follows:

In US$'000	For the three months ended 31 March	
	2004	2003
Income		
Sales to Cirio Del Monte group	**4,904**	2,752
Sales to Macondray group	**637**	902
Financial income from Cirio Del Monte group	**-**	73
Sub-total	**5,541**	3,727
Expenses		
Purchases from Cirio Del Monte group	**286**	-
Purchases from Macondray group	**1,389**	1,192
Purchases from Waterloo Land and Livestock Co Pty Ltd (WALLCO)*	**2,283**	2,309
Financial expense to Cirio Del Monte group	**23**	-
Sub-total	**3,981**	3,501
Aggregate value	**9,522**	7,228

7. RISK MANAGEMENT

Group Assets

It is the Group's practice to assess annually with its insurance brokers the risk exposure relating to the assets of, and possible liabilities from, its operations. Assets are insured at current replacement values. Additions during the current year are automatically included with provision for inflation-protection. At the end of the financial year under review, all major risks were adequately covered, except where the premium costs were considered excessive in relation to the probability and extent of a loss.

Foreign Currency

In the normal course of business, the Group enters into transactions denominated in various foreign currencies. In addition, the Company and its subsidiaries maintain their respective books and accounts in their reporting currencies. As a result, the Group is subject to transaction and translation exposures resulting from currency exchange rate fluctuations. However, to minimise such foreign currency exposures, the Group uses forward exchange contracts, foreign currency borrowings and natural hedge. The Group has a natural hedge against US dollar fluctuations as our US dollar-denominated revenues generally exceed our US dollar-denominated costs. It is not the Group's policy to take speculative positions in foreign currencies. Existing forward exchange contracts cover present and future trade commitments as well as other liabilities.

Inflation

The Group's costs are affected by inflation, and its effects may continue to be felt in future periods. However, the Group has historically mitigated the impact of cost increases by actively controlling its overall cost structure and introducing productivity-enhancing measures.

Cash and Interest Rate Management

The Group's cash balances are placed with reputable global and major Philippine banks and financial institutions. They are also invested in short-term government securities. The Group manages its interest rate risk on its interest income by placing the cash balances with varying maturities and interest rate terms. The Group obtains financing through bank borrowings and leasing arrangements. Short-term funding is obtained from short-term bank loan facilities. The Group's policy is to obtain the most favourable interest rate available without increasing its foreign currency exposure.

Credit Risk

The Group sells its products through major distributors and buyers in various geographical regions. Management has a credit risk policy which includes, among others, the requirement of certain securities to be posted to secure prompt observance and performance of the obligations of its distributors and other buyers from time to time. The group monitors its outstanding trade receivables on an ongoing basis. There is no significant concentration of credit risk with any distributor or buyer.

International Business

The Group's overall earnings from its trading activities with international customers are primarily affected by movements in the worldwide consumption of and demand for pineapple products, and the prices for such products. However, the demand and supply risk associated with the Group's international business is minimised by the nature of its long-term supply agreements, five of which are with various Del Monte brand owners around the world. These contracts have various mechanisms with regard to pricing and off-take that help limit the downside risk of the Group's

international business. In some cases, the Group is protected by the existence of price floors whereby the Group is able to recover its production costs. In other instances, the Group has the right of first refusal to supply additional quantities at prices no worse than those from alternative sources.

Operations

As an integrated producer of processed pineapple and mixed tropical fruit products for the world market, the Group's earnings are inevitably subject to certain risk factors, which include general economic and business conditions, change in business strategy or development plans, weather conditions, crop yields, raw material costs and availability, competition, market acceptance of new products, industry trends, and changes in government regulations, including, without limitation, environmental regulations.

The Group's exposure to these risks is managed through the following processes, among others:

- Development and execution of a realistic long-term strategic plan and annual operating plan
- Securing long-term land leases with staggered terms
- Increasing production and packaging capacity
- Pursuit of productivity-enhancing and efficiency-generating work practices and capital projects
- Focus on consumption-driven marketing strategies
- Continuous introduction of new products and line extensions with emphasis on innovation, quality, competitiveness and consumer appeal
- Increased penetration of high-growth distribution channels
- Building on closer working relationships with business partners
- Close monitoring of changes in legislation and government regulations affecting the Group's business

CORPORATE PROFILE

Listed on the Mainboard of the Singapore Exchange, Del Monte Pacific Limited (Reuters: DMPL.SI/ Bloomberg: DELM SP) is a group of companies engaged in the production, marketing and distribution of premium-branded food and beverage products.

The Group owns the Del Monte brand in the Philippines, where it enjoys leading market shares for pineapple juice, juice drinks, pineapple solids, mixed fruits, tomato sauce, spaghetti sauce and tomato ketchup, and also markets products under its second-tier brand, Today's. Del Monte Pacific also holds the exclusive rights to produce and distribute food and beverage products under the Del Monte brand in the Indian sub-continent.

Operating one of the world's largest fully integrated pineapple operations, the Group is the global low-cost producer of pineapple and has long-term supply agreements with Del Monte trademark owners and licensees around the world.

Del Monte Pacific Limited and its subsidiaries (the "Company" or "Group") are not affiliates of Del Monte Corporation and its parent, Del Monte Foods Company, or Fresh Del Monte Produce, Inc. and its subsidiaries, or Kikkoman Corporation and its subsidiaries, including Del Monte Asia Pte Ltd.

Further information on the Company is available at www.delmontepacific.com

To subscribe to our email alerts, please send a request to invest@delmontepacific.com

SEC. NO. 82-5068

MASNET No. 16 OF 29.04.2004
Announcement No. 16

DEL MONTE PACIFIC LIMITED

Del Monte Pacific 1Q 2004 Results Presentation

DMPL 1Q 04 POWER POINT FINAL

Submitted by Yvonne Choo, Company Secretary on 29/04/2004 to the SGX

SEC. NO. 82-5068

Del Monte Pacific Limited

1Q 2004 Results
29 April 2004



Fiesta
Fiesta
Fiesta
FOUR SEASONS
CHUNKS
KETCHUP
TOMATO SAUCE
SPAGHETTI SAUCE

SEC. NO. 82-5068

Agenda

- 1Q 2004 Financials
- Outlook for Full Year 2004
- Appendix

First Quarter 2004

In US$m	1Q 2003	**1Q 2004**	Change
Turnover	35.1	**36.5**	↑ **4%**
EBITDA	6.3	**7.7**	↑ **21%**
PBIT	5.0	**6.3**	↑ **26%**
Net Profit	4.9	**5.1**	↑ **4%**
EPS (US cents)	0.45	**0.47**	↑ **4%**
Operating Cash Flow	(3.8)	**1.7**	**n/m**
Net Cash	5.8	**19.9**	↑ **243%**

Turnover Variance Analysis

in US$m


1Q03
1Q04
35.1
+2.2
+0.6
-0.7
-0.7
36.5
Volume
Mix
Price
Currency

Margins


% Margin
Lower pricing
Lower marketing expenses and favourable accounting adjustment
40
30
20
10
0
27.6
26.1
18.1
21.0
14.2
17.2
13.9
13.9
Gross Profit
EBITDA
PBIT
Net Profit
1Q03
1Q04

PBIT Variance Analysis

in US$m



1Q03
1Q04
5.0
-0.1
+1.0
+0.4
6.3
PBIT
Gross Profit
Dist. & Selling Exp.
Other Operating Exp.
PBIT

Market Analysis


Asia
Europe/
N America

1Q04 Turnover


+5%
64%
36%
+2%

1Q04 PBIT


+94%
76%
24%
-41%

Product Analysis


Processed products
Beverages
Non-processed

1Q04 Turnover


-3%
66%
27%
7%
+29%
-6%

1Q04 PBIT


-3%
66%
30%
4%
+93%
n/a

Lower capex

- Capital spending declining



US$m
16
12
8
4
0
6.5
11.1
14.9
10.3
7.6
3.1
3.4
3.7
4.4
5.2
2.8
0.9
1.2
1.3
1999
2000
2001
2002
2003
1Q03
1Q04
Capex
Depreciation

SEC. NO. 82-5068

Cash Flow Variance Analysis

in US$m


Better
working capital
management
4Q03
1Q04
+1.7
Net Cash
+19.2
-0.9
-0.1
Net Cash
+19.9
Operation
Capex
Others

Key Achievements

- Ranked 6th among 336 companies in the Business Times Corporate Transparency Index, April 2004
- Included in a major stock index, FTSE Asia Pacific ex-Japan Regional Index, March 2004

Outlook for 2004

Financial performance expected to be comparable or slightly better than that in 2003

Del Monte Quality

Appendix

SEC. NO. 82-5068

First Quarter 2004 (S$)

In S$m	1Q 2003	**1Q 2004**	Change
Turnover	61.0	**62.0**	↑ **2%**
EBITDA	11.0	**13.0**	↑ **18%**
PBIT	8.7	**10.7**	↑ **23%**
Net Profit	8.5	**8.6**	↑ **2%**
EPS (SG cents)	0.79	**0.80**	↑ **2%**
Operating Cash Flow	(6.7)	**2.8**	**n/m**
Net Cash	10.1	**33.8**	↑ **235%**
S$: US$	1.74	**1.70**	↑ **2%**

SEC. NO. 82-5068

Share Price Performance



Base = 100
115
110
105
100
95
90
85
DMPL Share Price Index
Straits Times Index
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04

Del Monte Pacific Share Price and Volume



Volume (in m shares)
Share Price (S$)
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04

As of April 23, 2004